INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 27, 2023

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) (File Nos. 333-191476 and 811-22894) on behalf of the First Trust Multi-Strategy Fund (the “Fund”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Samantha Brutlag of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 22, 2023, with respect to the Registrant’s Preliminary Proxy Statement filed on December 14, 2023. Responses to all of the comments are included below and, as appropriate, will be reflected in the Definitive Proxy Statement that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Proxy Statement.

The Registrant notes that the name of CBOE VestSM Financial LLC, the proposed new sub-advisor to the Fund, will change to Vest Financial LLC effective January 2, 2024. The Registrant has added a footnote to the Definitive Proxy Statement noting this upcoming change.

1.	Please confirm the Definitive Proxy Statement filing will contain all required information pursuant to Item 22(c) of Schedule 14A.

Response: The Registrant confirms that the Definitive Proxy Statement filing will contain all required information pursuant to Item 22(c) of Schedule 14A.

2.	Under “Approval of CBOE Vest as Sub-Advisor to the Fund” on page 8 of the Proxy Statement, the second sentence of the first paragraph reads “[u]pon approval by shareholders, the New Sub-Advisory Agreement will become effective and the current investment sub-advisory agreement with Glenmede will terminate after Glenmede’s sleeve is wound down.” Please revise this sentence to be in plain English.

Response: The Registrant has revised the second sentence of the first paragraph as follows:

Upon approval by shareholders, the New Sub-Advisory Agreement will become effective, and the portion of the Fund’s portfolio managed by Glenmede will be reallocated to CBOE Vest. After completion of the reallocation, the current investment sub-advisory agreement with Glenmede will terminate ~~after Glenmede’s sleeve is wound down~~.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary